Exhibit 99.3

Report of Independent Accountants

Capital One Auto Finance, Inc.

3901 Dallas Pkwy

Plano, Texas 75093

and

MBIA Insurance Corporation

113 King Street

Armonk, New York 10504

and

JPMorgan Chase Bank

450 West 33rd Street,

14th Floor

New York, NY 10001

Capital One Auto Finance Trust

We have examined management’s assertion, included in the accompanying Report of Management on Compliance, that Capital One Auto Finance, Inc. (“COAF”), a wholly owned subsidiary of Capital One Financial Corporation, complied with the requirements of Sections 2.08(b), 2.09, 2.10, 2.16, 2.17, 3.02, 3.03(b) and 3.04 of the Sale and Servicing Agreement dated as of April 23, 2002 (the “2002-A Agreement”), the Sale and Servicing Agreement dated as of September 16, 2002 (the “2002-B Agreement”) and the Sale and Servicing Agreement dated as of December 17, 2002, (the “2002-C Agreement” and, together with the 2002-A Agreement and the 2002-B Agreement, the “Agreements”), regarding the Capital One Auto Finance Trust, 2002-A Class A Notes, Capital One Auto Finance Trust, 2002-B Class A Notes and the Capital One Auto Finance Trust, 2002-C Class A Notes, respectively for the year ended December 31, 2002.  Management is responsible for COAF’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about COAF’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about COAF’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on COAF’s compliance with specified requirements.

In our opinion, management’s assertion that COAF complied with the requirements of the sections of the Agreements referred to in the first paragraph above, for the year ended December 31, 2002 is fairly stated, in all material respects.

This report is intended solely for the information and use of COAF, MBIA Insurance Corporation, and JPMorgan Chase Bank and is not intended to be and should not be used by anyone other than these specified parties.  However, this report is a matter of public record and its distribution is not limited.

/s/ Ernst & Young LLP
Ernst & Young LLP
March 31, 2003

Report of Management on Compliance

We, as members of management of Capital One Auto Finance, Inc. (“COAF”), a wholly owned subsidiary of Capital One Financial Corporation, are responsible for complying with the requirements of Sections 2.08(b), 2.09, 2.10, 2.16, 2.17, 3.02, 3.03(b) and 3.04 of the Sale and Servicing Agreement dated as of April 23, 2002 (the “2002-A Agreement”), the Sale and Servicing Agreement dated as of September 16, 2002 (the “2002-B Agreement”) and the Sale and Servicing Agreement dated as of December 17, 2002, (the “2002-C Agreement” and, together with the 2002-A Agreement and the 2002-B Agreement, the “Agreements”), regarding the Capital One Auto Finance Trust, 2002-A Class A Notes, Capital One Auto Finance Trust, 2002-B Class A Notes and the Capital One Auto Finance Trust, 2002-C Class A Notes, respectively.  We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

We have performed and evaluation of COAF’s compliance with the requirements of Sections 2.08(b), 2.09, 2.10, 2.16, 2.17, 3.02, 3.03(b) and 3.04 of the Agreements as of December 31, 2002 and for the year then ended.  Based on this evaluation, we assert that for the year ended December 31, 2002, COAF complied with the requirements of the sections in the Agreements.

/s/ David R. Lawson	/s/ Randy Ellspermann
David R. Lawson	Randy Ellsperman
President	Chief Financial Officer
Capital One Auto Finance, Inc.	Capital One Auto Finance, Inc.

March 31, 2003